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2014 3PL CEO STUDY

NORTH AMERICA



3PL CEO PERSPECTIVES ON THE CURRENT STATUS AND FUTURE PROSPECTS OF THE THIRD PARTY LOGISTICS INDUSTRY IN NORTH AMERICA: THE 2014 SURVEY

3PL CEO Perspectives on the Current Status and Future Prospects of the Third Party Logistics Industry in North America: The 2014 Survey

Dr. Robert C. Lieb
Professor of Supply Chain Management
D'Amore-McKim School of Business Northeastern University
Boston, MA

Dr. Kristin Lieb
Associate Professor of Marketing Communications
Emerson College
Boston, MA

April 5, 2015

Robert C. Lieb

Dr. Robert C. Lieb is a professor of supply chain management at Northeastern University, where he established both the undergraduate and graduate programs in supply chain management within the D'Amore-McKim School of Business.

He has been a visiting professor at three French universities and has written extensively in the fields of supply chain management, logistics and transportation policies. Each year Professor Lieb conducts four studies based on CEO surveys worldwide. These studies have been cited in The Wall Street Journal, Business Week and Financial Times, among other publications.

He is a member of the editorial boards for The Transportation Journal, the Supply Chain Management Review and the International Journal of Logistics: Research and Applications.

Dr. Lieb earned a BS degree from Duquesne University, an MBA from University of Maryland and a DBA in Transportation and Logistics from University of Maryland.

The authors would like to express their appreciation to Penske Logistics for their support of this project.


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Survey Participants

Agility Logistics
Cardinal Logistics
DSC Logistics
Exel DHL Logistics
Kuehne + Nagel Logistics, Inc.
Menlo Logistics
MIQ Logistics
Panalpina
Penske Logistics
DB Schenker
Transplace
UPS Supply Chain Solutions
UTi Integrated Logistics
Werner Logistics

This article is based upon a 2014 survey of the CEOs of 14 of the largest third-party logistics (3PL) companies serving the North American marketplace. The survey marks the 21st iteration of this annual study, and it continues to address such topics as the major dynamics operating in that marketplace and the opportunities and challenges facing 3PLs in that region. The 2014 survey also examined such issues as near-shoring, 3PL actions with respect to environmental sustainability issues, Amazon's impact on supply chain management and the 3PL industry, and the growing interest of some 3PLs in supporting e-commerce clients. The CEOs also provide one-and three-year forecasts of company and regional 3PL industry revenue growth, while identifying the major changes they believe will occur in the regional 3PL industry during the next year. The implications of the data to 3PLs and their customers are also discussed.

The global 3PL industry, which now generates more than $750 billion in annual operating revenues, provides a broad range of services to managers seeking to outsource logistics services. The large companies that dominate the industry are constantly challenged to match their service offerings and geographical coverage to the ever-changing needs of its growing customer base. Over the past several years that task has been complicated by the slow growth of the U.S. economy, continuing economic problems in Europe, military conflicts, economic sanctions against Russia and a series of large-scale natural disasters, particularly in the Asia-Pacific region.

This paper provides insight into the efforts of 3PLs to manage their companies in this rapidly changing and challenging environment.

METHODOLOGY

This article is based on surveys conducted in mid-2014 of the CEOs of the 20 largest 3PLs serving North America. The survey focused on the state of the North American marketplace for 3PL services at that time. As noted earlier, this was the 21st annual iteration of this survey. The authors also conduct similar annual surveys of 3PL CEOs in Europe and the Asia-Pacific region.

The CEO of each 3PL included in the survey was contacted by email and asked to participate in a web-based survey. An initial target group of 20 of the largest 3PLs in North America was contacted, and 14 (70%) CEOs subsequently completed the survey online.



For the fourth year in a row none of the companies involved in the North American survey was unprofitable.

FINANCIAL STATE OF HEALTH

Revenues and Profitability

All 14 companies reported revenue data. Collectively, these companies generated approximately $21 billion in North American revenues during 2013 which represents approximately 13 percent of the estimated $159.9 billion revenue base of the region's entire 3PL industry. (1)

When asked about the success of their companies in meeting their North American revenue growth projections during 2013, five (36%) reported their companies exceeded those projections for the year, seven (50%) indicated they met their projections, and two (14%) reported their companies failed to meet their projections. It should be noted that in the previous year, five of 15 companies included in our survey reported they had failed to meet their revenue growth projections. (2)

The CEOs were next asked to categorize the profitability of their companies' North American business units during 2013. Two (14%) reported their companies had been very profitable, 11 (79%) said marginally profitable, and one (7%) reported his company broke even for the year. For the fourth year in a row none of the companies involved in the North American survey was unprofitable. As has been the case for the past several years, despite the failure of some 3PLs to meet their regional revenue growth projections, by adjusting their scale and pricing strategies, they all were still able to generate profits or at least break even.

All 14 participants also provided their views concerning the profitability of the North American 3PL industry as a whole in 2013. One categorized the regional industry as being very profitable, and the other 13 categorized the regional 3PL industry as marginally profitable for the year. Those results were very similar to the results generated in the 2013 and 2012 surveys.



Only two of the 14 companies involved in the 2014 survey reported their companies made one or more aquisitions during 2013.

MERGERS AND ACQUISITIONS (M/A)

While the global 3PL industry has undergone a major consolidation movement in the past decade, the pace of that movement slowed considerably in North America in recent years. In fact, only two of the 14 companies involved in the 2014 survey reported their companies made one or more acquisitions during 2013. Similar results were reported in the 2013, 2012 and 2011 North American surveys. In each of those years only two 3PLs reported any acquisition activity.

In the 2014 survey (conducted mid-year) the CEOs were asked why M/A activity continued to lag expectations. Several themes emerged in their answers to that question. First, the CEOs generally saw companies they might have targeted as overpriced. Second, and more importantly, as a group the CEOs remained collectively rather cautious to the integration problems because they have seen post-acquisition by other 3PLs. Third, several CEOs indicated their companies had already achieved the desired scale through previous acquisitions and organic growth and further acquisitions were deemed unnecessary unless they were likely to either produce an immediate market niche in an attractive area such as healthcare, or expand the geographic footprint of the acquiring company.

The 2014 respondents indicated they expected acquisitions to play a relatively modest role in company revenue growth over the next three years. On average they expected acquisitions to generate 5.4 percent of their revenue growth over that period. It should be noted that eight of those executives indicated they didn't expect any of their companies' growth next year to come from acquisitions.

However, in the months following the survey, several major acquisitions were announced. In July Norbert Dentressangle, a large French transportation and logistics service company, acquired Jacobson Companies, a U.S.-based value-added warehousing company for $750 million from private equity company Oak Hill Capital Partners. (3) In February 2015 Kintetsu World Express, a large Korean express company, announced it was buying APL Logistics, a subsidiary of Neptune Orient Lines, Ltd. for $1.2 billion. (4) APL Logistics generates most of its revenues in the Americas.

Also, in February FedEx acquired GENCO, a large U.S.-based 3PL that focuses on reverse logistics. (5) The FedEx buying spree continued in April 2015 when the company agreed to acquire the European company TNT Express for $4.8 billion. (6) In the first two instances the motivation appears to have been primarily based upon the foreign companies acquiring a significant base for North American operations. The FedEx acquisition of Genco seems to have been primarily motivated by a desire to acquire specific niche capabilities that would assist FedEx in the e-commerce space. The acquisition of TNT Express will provide FedEx with a very extensive road delivery network in Europe.

Now that the long-predicted M/A movement has accelerated, it will be quite interesting to see if other large North American 3PLs follow suit. Such behavior has often been seen in other industries where "defensive" acquisitions often follow the first wave of mergers and acquisitions.

SHIFTS IN MANUFACTURING

Near-Shoring



Many of the CEOs have reported that some of their key customers have moved beyond the discussion stage and moved some of their manufacturing and sourcing activities from China to Mexico.

Over the past several years a number of factors have led American manufacturers who had followed cheap labor offshore, most commonly to China, to reconsider those location decisions. Among the factors that led to that reassessment were substantial increases in labor and material costs in China, rising transportation costs in ocean and air transportation, and major supply chain disruptions in the Asia-Pacific area due to several natural disasters. Our North American and APAC surveys have been addressing that possibility for the past five years. Initially, questions were included in our APAC annual surveys that asked the 3PLs operating in that region if any of their key American customers in the region were discussing that possibility with them, and many reported those conversations were taking place. During the past two years, many of the CEOs have reported that some of their key customers have moved beyond the discussion stage and moved some of their manufacturing and sourcing activities from China to Mexico. Ten of the respondents to this year's survey reported that to be the case. Among the industries most commonly involved in that movement have been automotive (eight mentions) consumer goods, industrial goods, telecommunications and high tech.

Many of the companies involved in our surveys seem to be well positioned to benefit from this near-shoring movement. Eleven companies reported they provide logistics services to clients in Mexico and five of those reported they have already gained volume in Mexico due to near-shoring. Those surveyed were also asked if they

believe incentive programs established by the Mexican government had a significant impact in fostering the movement toward near-shoring and six said "yes." However, in all instances they noted that rising costs in China, improvements in Mexican transportation infrastructure, and decreased violence in Mexico have been more important in that regard. Seven CEOs also indicated they expect near-shoring to Mexico will increase significantly in the next three years. If that volume increase materializes it will generate significant new business opportunities for 3PLs not only within Mexico, but also in supporting import/export activities and cross border services into the U.S.



The survey results have established that these companies have made major commitments to improve their carbon footprints.

ENVIRONMENTAL SUSTAINABILITY

For the past seven years our annual surveys have tracked the environmental sustainability activities of 3PLs. The survey results have established that these companies have made major commitments to improve their carbon footprints and have also provided assistance to many of their customers in pursuing similar goals. Those surveys have traced their specific programs and the impact of those programs on those 3PLs and the environment. (7) The continuing commitment of those companies to sustainability improvements was demonstrated by the fact that eleven of those companies reported expanding the scope of their sustainability programs during the past year. Among the steps reported were: expansion of customer co-loading programs, increased shift of truck volume to intermodal services, growth of funding commitments to existing sustainability programs, the appointment of a Chief Sustainability Officer, offering sustainability measurement tools to more customers, increasing the number of green solutions teams to work with customers, more robust lean initiatives, expansion of Smartway program involvement, and the addition of more automatic transmission vehicles and natural gas-powered units to company fleets.

Five CEOs reported new initiatives including investment in new measurement tools, addition of solar panels to distribution centers, sharing best practices with customers, establishing internal green awards and recognition programs, and introducing an employee suggestion program. Four companies also reported plans to introduce new environmental sustainability programs within the next year.



Twelve of the 14 CEOs reported their companies now support e-commerce activities for some of their customers.

3PL SUPPORT OF E-COMMERCE ACTIVITIES

As discussed more extensively later in this paper, many of the CEOs involved in the North American survey see tremendous opportunities for their companies in supporting the e-commerce activities of current and potential customers. Many of those same companies had made major commitments to supporting early e-commerce customers prior to that sector's crash in the early 2000s and had taken substantial losses related to that collapse. However, that sector has stabilized somewhat in the ensuing years and its recent growth has again attracted the interest of many large 3PLs. That was shown by this year's responses when 12 of the 14 CEOs reported their companies now support e-commerce activities for some of their customers. However, while many of those companies established separate business units focused on e-commerce activities more than a decade ago, only two reported still having such dedicated units.

The CEOs were asked to identify the major 3PL opportunities they saw in e-commerce and their responses included the following activities: final mile delivery (3), order fulfillment activities (3), forward stocking of inventory for clients, same-day order processing, returns management, provision of real-time shipment visibility, increased density for customers in multi-campus environment, and customs clearance related to foreign supply.

Several CEOs indentified specific strategies their companies might follow in expanding their e-commerce business including focusing on startups and growing with them over time, and targeting existing traditional brick and mortar retailers to handle their omni-channel activities.

While many CEOs were very optimistic about the opportunities for 3PLs in supporting e-commerce activities, they also acknowledged there are a variety of risks and problems that come with that territory. Several noted that participating in that sector would involve a substantial capital investment in facilities and development of company expertise in that space. It was also suggested that it is difficult to achieve scale when dealing with smaller companies and startups. Fulfillment activities are very labor- intensive, the quick-response capabilities required in providing those services are costly, and the margins are rather thin. Further, provision of the desired level of visibility is also expensive. Finally, if a company is to support both B2B and B2C clients, it will find that the requirements and processes required will vary significantly in those two sectors of e-commerce.

AMAZON

It has become increasingly common to discuss the "Amazon Effect" on the field of supply chain management. Because of Amazon's moves into fields ranging from diapers to drones there are wide-ranging views about its impact. To attempt to further frame that discussion we decided to include a number of questions in our 2014 surveys to get the opinions of the 3PL CEOs not only on the impact Amazon has on supply chain management, but also its current and potential impact on the 3PL industry.



Pressure from Amazon has pushed traditional retailers to develop omni-channel strategies.

Amazon's Impact on Supply Chain Management

Not surprisingly, in expressing their views, the respondents identified a number of ways in which they believe Amazon has already impacted supply chain management. Among their observations were:

- Amazon has influenced the pace at which online sales are taking business away from traditional brick and mortar stores
- It has reduced the use of air freight and taken freight from the air operations of UPS, FEDEX, and DHL
- It has intensified same-day shipping pressures and its next-day standard, and same-day expedited service standards, will challenge many service providers
- It has reduced the service areas of individual distribution centers and increased shipment velocity
- Amazon's marketplace provides niche entrants and shippers with a platform to compete in the marketplace
- Pressure from Amazon has pushed traditional retailers to develop omni-channel strategies
- The company wields its clout so violently that it kills small firms with low prices
- It has raised the stakes in terms of shipment visibility
- It has fostered direct-to-consumer channels in many industries

There is also no question Amazon has played a major role in increasing customer service level expectations without requiring customers to pay the true costs of providing those service levels. Also, the surge levels created by Amazon's sales have not only placed significant pressures on their service providers to devote more resources to servings its peak demands, but also effectively reduced the capacity available to other shippers during those surges.



Four CEOs reported their companies have provided logistics services to Amazon; one then indicated his company had , but would not do so again.

Amazon and the 3PL Industry

The CEOs were also asked to respond to several questions concerning the existing and potential impact of Amazon on the North American 3PL industry. Four CEOs reported their companies have provided logistics services to Amazon; one then indicated his company had, but would not do so again. Three indicated that Amazon had already impacted 3PLs in the region. Those impacts were identified as effectively restricting carrier capacity that would normally be available to 3PLs during those surge periods, increasing competitive pressures on fulfillment services offered by 3PLs through the density of their fulfillment centers (50+ and growing), and creating unrealistic service level expectations for many potential 3PL customers.

Only two respondents indicated their companies currently compete with Amazon. One detailed a rather complex relationship with Amazon in which it is not only a valued customer, but also a potential competitor in a number of areas including distribution of products that the 3PL would normally handle directly but that were being handled by Amazon employees inside the 3PL's operations. In the longer term, however, six of the CEOs identified areas in which Amazon might become a direct competitor with 3PLs. (8) Three mentioned Amazon's rapidly growing network of fulfillment centers that might compete for DC distribution and fulfillment activities currently handled by 3PLs. It was also suggested that Amazon might leverage its investment in cloud technology to become a clearinghouse for all e-commerce. Its existing platforms were also seen as a competitive threat in providing easier market entry for smaller retailers who might traditionally use 3PLs for such support. Finally, there was some concern that Amazon Supply could threaten the services currently provided by 3PLs to industrial distributors.



CURRENT INDUSTRY ENVIRONMENT

Industry Dynamics

Each year the CEOs involved in our North American survey are asked to identify the most important industry dynamics affecting the North American 3PL marketplace. The dynamics most frequently mentioned this year included:

- The exponential growth of e-commerce
- Capacity shortages in several modes of transportation
- Continuing problems finding and keeping management talent
- The ongoing impact of new federal regulations in healthcare and operations on carrier costs coupled with related compliance pressures
- Labor problems in the trucking and maritime industries
- The intensification of the driver shortage, particularly in the truckload sector

Among the other dynamics mentioned were the growth of near-shoring, the need for more robust technology solutions for customers, the "Amazon Effect," and continuing cost pressures on customers leading to margin pressures on 3PLs.

Industry Opportunities

The CEOs were also asked to identify what they believed to be the most important opportunities for growth in the North American market for 3PL services. As is typically the case in our annual surveys, the CEOs identified a wide range of opportunities. Predominant among those were increasing support for e-commerce activities and expansion of services to facilitate the growth of cross-border services from Mexico to the United States. Opportunities were also noted with respect to development of more collaborative relationships with existing customers and offering of shared use services and facilities to customers. Other opportunities included provision of more robust technology solutions for customers and potential growth of dedicated contract carriage services with existing customers.

Industry Challenges

Each year the CEOs are also asked to identify the most significant challenges facing 3PLs in North America. Not surprisingly, attracting, developing and keeping management talent was the most frequently mentioned challenge (cited six times more frequently than any other challenge). This is the case nearly every year, not only in North America but also in our annual European and Asia-Pacific regional surveys. The authors have addressed these issues and their causes elsewhere and they continue to plague the industry. (9) Capacity constraints in several modes of carriage and their impact on 3PL service levels were the next most frequently mentioned challenge, followed by the driver shortage in the long-haul trucking sector, the rising cost of technology, increasing margin pressure, depressed financial returns, and the lack of attractive acquisition candidates for companies seeking to expand through acquisitions.



Ten of 14 CEOs indicated capacity shortages had been a significant problem for their companies.

Capacity Shortages

In anticipation of CEO concerns about capacity issues we included several questions concerning specific aspects of that problem in the 2014 survey. Ten of fourteen CEOs indicated capacity shortages had been a significant problem for their companies during the past year. When asked which modes were most problematic, seven mentioned the truckload sector (particularly in the Northeast and Southeast), four cited rail intermodal, two mentioned rail boxcar services and LTL capacity, and Mexico northbound trucking service was cited by one respondent.

They were then asked to identify any specific impact that those capacity shortages had on their companies and their key customers. Their responses included the following points: It was increasingly difficult to meet on-time service and cost targets (3); rates increased due to constrained capacity (3); it was often necessary to shift freight to more reliable, more expensive modes; driver pay increased significantly in the constrained modes; and the 3PLs placed greater emphasis on optimization tools.

The CEOs were also asked to identify any specific steps their companies took to reduce the impact of capacity shortages on their companies and customers. Those steps included the following:

- Placing greater emphasis on cross-border intermodal services
- Developing more creative sourcing and network design enhancements to be less reliant upon constrained modes
- Exploring alternative routes and improved service agreements with carriers
- Developing core carrier strategies that locked in capacity
- Engaging key customers in ongoing dialog concerning their challenges, forecasts and developing needs so that the 3PLs might plan accordingly
- Instituting more proactive driver engagement programs and driver incentive schemes for company fleets
- Reissuing RFPs and working with key customers to make a 3PL location a preferable pick-up and drop-off location for drivers
- Working with customers to improve upstream processes to support moving away from JIT deliveries to give more flexibility to their supply chains
- Charging customers more for demand surges
- Enhancing the company's reputation with carriers by shipping as booked, with no cancelations



Growing overcapacity in the ocean carrier industry.

Most Significant Development in North American 3PL Industry in Past Year

When asked to identify the most significant development in the regional 3PL industry during the past year, CEO responses covered a broad range of topics, including the following:

- The explosion of e-commerce activities and its impact on customer expectations
- Increased customer willingness to explore shared use of facilities and transportation capacity
- The prolonged West Coast port problems and its effects on carriers and shipper supply chains
- Driver shortages and increasingly constrained carrier capacity
- The Affordable Care Act substantially increased 3PL costs
- Growing overcapacity in the ocean carrier industry



Expansion of customer 3D printing, possibly leading to smaller distribution centers spread over larger geographic areas.

MAJOR CHANGES EXPECTED DURING THE NEXT YEAR

The CEOs were also asked what major changes they expected to take place in the North American 3PL industry during the next year, and 11 responded to the question. The potential changes included the following:

- Increased 3PL investment in technology linking WMS and TMS systems
- Expansion of customer 3D printing, possibly leading to smaller distribution centers spread over larger geographic areas
- Continued growth of e-commerce
- Intensification of capacity constraints in several modes
- Greater shipper interest in collaborative shipping, emergence of multi-client transportation and warehousing networks
- More 3PL consolidations
- Increasing federal regulations and changing demographics will intensify the driver shortage
- More 3PL emphasis on developing better forecasting tools—critically important in not only deciding where to deploy 3PL capital, but also to assist customers in dealing with their uncertainties

ESTIMATED COMPANY AND INDUSTRY REVENUE GROWTH RATES

Finally, the CEOs were asked to estimate the rates of annual company and industry revenue growth for the one- and three-year periods, and all14 CEOs provided estimates. The average company revenue growth projection for the next year (2015) was somewhat lower than the previous year's projection at 10.36% versus 11.50% in 2013. The projected three-year company revenue growth average was substantially lower than the previous year at 10.43% versus 14.57 in 2013. Once again, as we have observed in previous surveys, the estimates varied significantly from company to company, with one-year company projections ranging from 5 to 15% percent, and three-year projections ranging from 5 to 20%.

CEO projections of the North American 3PL industry revenue growth over the next year averaged 6.36% and the three-year industry projections also averaged 6.36%. That was also down slightly from the numbers generated in our 2013 survey of 6.86 percent for both time periods. The 2014 individual CEO projections of the industry's growth rates ranged from 3 to 15% percent for both the one- and three-year time frames.



Talent management issues, dealing with truck driver and capacity shortages in several modes are ongoing challenges.

SUMMARY AND IMPLICATIONS

Summary

Collectively, the companies involved in this survey generated approximately $21billion in North American 3PL revenues during 2013, and none of the companies reported being unprofitable in 2013.

While the CEOs surveyed continue to be bullish about revenue growth prospects in the region, their forecasts of revenue growth rates for their companies and the North American 3PL industry during 2014 were lower for both the one- and three-year time frames compared to their 2013 estimates.

The North American marketplace provides many opportunities for 3PLs in such areas as supporting the movement of some American manufacturers in near-shoring activities they had previously moved to China, expanding support of the omni-channel operations of existing and potential customers, providing shared-use services and facilities to customers, and assisting customers in their recovery from the problems caused by the West Coast port disputes of 2014. At the same time, the 3PLs can continue to grow their revenue base by establishing more collaborative relationships with key customers to support integration of their supply chains not only through operations, but also through provision of technology solutions. There may also be opportunities related to commitments of foreign automotive manufacturers including Volvo and Daimler to increase their manufacturing base in the United States.

However, the major 3PLs serving North America are facing a very challenging marketplace with some long-standing and some newer problems. Talent management issues, dealing with truck driver and capacity shortages in several modes are ongoing challenges and the 3PLs must continue to develop strategies to address them. At the same time, they face new market realities. The recent wave of 3PL acquisitions in North America by foreign companies and possible inroads into segments of their customer base by Amazon may increase competitive intensity in the region while simultaneously reducing margins because of price competition from new competitors. Ramping up to service a broader range of e-commerce.

Implications

In the near term the major 3PLs serving North America will be faced with a number of critical challenges and strategic choices, not only for themselves, but also for their customers. Near-shoring has accelerated and many of those 3PLs must decide if the potential increase in related business is worth the additional investment they must make to ramp up/expand their capabilities not only in Mexico but also in terms of cross-border support capabilities. Ideally, this might be accomplished by expanding alliances with other companies already in those markets. However, in the past many U.S.-based 3PLs found attractive alliance partners in Mexico to be scarce. That implies that the cost to ramp up internally will be substantial.

Similarly, in most cases more extensive 3PL participation in support of e-commerce activities will involve large investments in both facilities and people who understand that business. At the same time, as noted by the authors in their summary of their 2013 North American 3PL CEO survey, strategic decisions must be made to decide what segment(s) of e-commerce the 3PLs want to service. The all-things-to-all-people approach is not only too costly, but also unlikely to succeed.



In April 2015 Amazon introduced same-day delivery services to its Prime customers in 14 American cities.

Amazon has changed the supply chain management landscape by raising customer service level expectations dramatically while losing enormous amounts of money. This has put enormous market pressures on their competitors and pushed many of them from the marketplace. The pressure shows no sign of lessening. In fact, in April 2015 Amazon introduced free same-day delivery services to its Prime customers in 14 American cities. While the product mix offered under the new program was to be limited, Amazon has once again stunned the marketplace. Many 3PLs have complex relationships with Amazon, in some instances being not only a service supplier but also an alliance partner. Such complex relationships are difficult to manage. While struggling to do so, major 3PLs must also consider the possibility that Amazon might at some point decide to enter the 3PL industry as a logistics service company. To a great extent, it already has in provision of its marketplace services to customers. It might be argued that such a move is unlikely; the possibility should not be ignored by the 3PLs. Under that scenario, how would the 3PLs differentiate themselves from the new market entrant?

After several years of relatively little significant merger and acquisition activity, in the past several months the 3PL industry has witnessed a wave of acquisitions that promise to change significant parts of the 3PL landscape in North America. In response, the major 3PLs not yet involved in this movement must decide if they should also change our acquisition posture. Are defensive acquisitions called for?



In responding to the slowdown, many shippers and 3PLs re-routed shipments bound from Asia to the West Coast to other ports or other modes.

In making that assessment these companies not only need to consider the cost associated with such acquisitions, but also the fact that the benefits of such acquisitions often lag for years after acquisitions due to post-acquisition integration problems in such areas as systems, physical infrastructure, workforce, and branding.

Finally, the prolonged 2014 labor slowdown involving the West Coast ports intensified in the months immediately following completion of this survey. That slowdown generated enormous costs and customer service problems for both 3PLs and their customers. In responding to the slowdown, many shippers and 3PLs re-routed shipments bound from Asia to the West Coast to other ports or other modes. While new labor contracts were ratified by the International Longshore and Warehouse Union in early 2015, 3PLs will undoubtedly be heavily involved both directly and indirectly in helping their customers decide if the changes that were made due to the slowdown should be continued versus returning to business as usual through those ports.

References

1. Armstrong and Associates, Global Market Size Estimates, 2014, Madison, WI.
2. Berman, J. "FedEx Acquisition of Genco is a Done Deal," Logistics Management, February 2, 2015 (web).
3. JBerman, J. "Norbert Dentressangle acquires Jacobson Companies, Logistics Management, July 31, 2014 (web).
4. Bray, C. "FedEx Agrees to Acquire TNT Express in $4.8 Billion Deal," The New York Times, April 7, 2015 (online edition).
5. Knowler, G."Korea express company lines up APL Logistics for acquisition," Journal of Commerce, October 17, 2014 (web).
6. Lieb, R. C., K. J. Lieb (2010) "Environmental Sustainability in the Third Party Logistics Industry," International Journal of Physical Distribution and Logistics Management, 40(7), 524-533.
7. Lieb, R.C., K.J. Lieb (2013) "How to Fix the 3PL Talent Problem," Supply Chain Quarterly, Q3, 24-27.
8. Lieb, R. C., K. J. Lieb (2015), "The North American Third Party Logistics Industry in 2013: The Provider CEO Perspective," Transportation Journal, 54(1), 104-121.